June 19, 2001


eCAST MEDIA CORPORATION, INC.
5410 Wilshire Boulevard, 7th Floor
Los Angeles, California 90036


We have reviewed, in accordance with standards established by the American Institute of Certified Public Accounts, the unaudited interim financial statements of eCast Media Corporation, Inc. for the period from June 4, 1999 (inception) to March 31, 2001, as indicated in our report dated May 17, 2001. Because we did not perform an audit, we express no opinion on that information.

We are aware that our report referred to above, which is included, is being used in the Amendment No. 3 of Form 8K.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, are not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.




CALDWELL, BECKER, DERVIN, PETRICK & CO., L.L.P.